Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Himax Technologies, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 regarding the Himax Technologies, Inc. 2005 Long-Term Incentive Plan of our report dated February 21, 2006, with respect to the consolidated balance sheets of Himax Technologies Inc. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in Himax Technologies, Inc.’s prospectus filed on March 31, 2006.

/s/ KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)
September 25, 2006